July 7, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Calvert Fund SEC File Nos. 811-3416 and 2-76510 Post-Effective Amendment No. 57

Ladies and Gentlemen:

As counsel to The Calvert Fund (the "Trust"), it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 57 of the Trust will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 57 to its Registration Statement.

Sincerely,

Lancelot A. King
/s/ Lancelot A. King
Associate General Counsel